                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    4   )*


                           SEARCH CAPITAL GROUP, INC.
                           --------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)


                                  2812207-10-8
                         ------------------------------
                                 (CUSIP NUMBER)



                  Larry E. Levey, Hall Financial Group, Inc.,
    750 N. St. Paul, Suite 200, Dallas, TX  75201    Telephone: 214/953-1155
--------------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)


                               November 21, 1996
            -------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   812207-10-8                             Page   1    of     5   Pages
           ------------------                            -----      ------


--------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HALL FINANCIAL GROUP, INC.
       75-1298736
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)   [x]

                                                                       (B)   [ ]

--------------------------------------------------------------------------------
 3.    SEC USE ONLY



--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*

       WC

--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
            NUMBER OF               7.    SOLE VOTING POWER

              SHARES                      -0-
                                   ---------------------------------------------
           BENEFICIALLY             8.    SHARED VOTING POWER

            OWNED BY                      -0-
                                   ---------------------------------------------
               EACH                 9.    SOLE DISPOSITIVE POWER

            REPORTING                     -0-
                                   ---------------------------------------------
           PERSON WITH             10.    SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]



--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       -0-
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  812207-10-8                            Page   2     of     5    Pages
           -------------------                         ------      -------


--------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PHOENIX/INWOOD CORPORATION
       75-2430745
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)   [x]

                                                                       (B)   [ ]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY


--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*

       WC

--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       TEXAS
--------------------------------------------------------------------------------
            NUMBER OF               7.    SOLE VOTING POWER

              SHARES                      -0-
                                   ---------------------------------------------
           BENEFICIALLY             8.    SHARED VOTING POWER

            OWNED BY                      -0-
                                   ---------------------------------------------
               EACH                 9.    SOLE DISPOSITIVE POWER

            REPORTING                     -0-
                                   ---------------------------------------------
           PERSON WITH             10.    SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       -0-
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     812207-10-8                           Page    3   of     5   Pages
           ------------------                            -----      ------

--------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HALL PHOENIX/INWOOD,LTD.

--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)   [x]

                                                                       (B)   [ ]

--------------------------------------------------------------------------------
 3.    SEC USE ONLY



--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       TEXAS
--------------------------------------------------------------------------------
            NUMBER OF               7.    SOLE VOTING POWER

              SHARES                      -0-
                                   ---------------------------------------------
           BENEFICIALLY             8.    SHARED VOTING POWER

            OWNED BY                      -0-
                                   ---------------------------------------------
               EACH                 9.    SOLE DISPOSITIVE POWER

            REPORTING                     -0-
                                   ---------------------------------------------
           PERSON WITH             10.    SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       -0-
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     812207-10-8                           Page   4    of     5   Pages
           ------------------                            -----      ------


--------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CRAIG HALL
       ###-##-####
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)   [x]

                                                                       (B)   [ ]

--------------------------------------------------------------------------------
 3.    SEC USE ONLY



--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
            NUMBER OF               7.    SOLE VOTING POWER

              SHARES                      -0-
                                   ---------------------------------------------
           BENEFICIALLY             8.    SHARED VOTING POWER

            OWNED BY                      -0-
                                   ---------------------------------------------
               EACH                 9.    SOLE DISPOSITIVE POWER

            REPORTING                     -0-
                                   ---------------------------------------------
           PERSON WITH             10.    SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       -0-
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     812207-10-8                           Page   5    of     5   Pages
           ------------------                            -----      ------


--------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LARRY E. LEVEY
       ###-##-####
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)   [x]

                                                                       (B)   [ ]

--------------------------------------------------------------------------------
 3.    SEC USE ONLY



--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
            NUMBER OF               7.    SOLE VOTING POWER

              SHARES                      1,300
                                   ---------------------------------------------
           BENEFICIALLY             8.    SHARED VOTING POWER

            OWNED BY                      18,167
                                   ---------------------------------------------
               EACH                 9.    SOLE DISPOSITIVE POWER

            REPORTING                     1,300
                                   ---------------------------------------------
           PERSON WITH             10.    SHARED DISPOSITIVE POWER

                                          18,167
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,467

--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.4
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                        AMENDMENT NO. 4 TO SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


ITEM 1.  SECURITY AND ISSUER

    This Amendment No. 4 to Schedule 13D relates to the $0.01 par value Common Stock of Search Capital Group, Inc. ("Search"), whose principal executive offices are located at 700 N. Pearl, Suite 400, L.B. 401, Dallas, Texas 75201-2809.

ITEM 2.  IDENTITY AND BACKGROUND

    Item 2 is unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 is unchanged.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 is amended by deleting the prior response in its entirety and substituting the following therefor:

         HFG, PIC and HPI initially acquired equity securities of Search primarily for investment. HPI subsequently exercised its right to designate two directors to Search's Board of Directors with a view toward influencing management of Search. Mr. Hall and Mr. Levey served as the designees of HPI on the Board of Directors of Search and, in such capacity, received warrants to purchase shares of the common stock of Search. The Reporting Persons have now disposed of all equity securities of Search (other than a nominal number of shares beneficially owned by Mr. Levey prior to his election as a director of Search), and Mr. Hall and Mr. Levey have resigned as directors of Search. None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 is amended by deleting the prior response in its entirety and substituting the following therefor:

         (a) HFG, PIC, HPI and Mr. Hall no longer beneficially own any equity securities of Search. Mr. Levey owns 1,300 shares of the Common Stock of Search and may be deemed to beneficially own 5,931 shares of the Common Stock and 6,118 shares of the Preferred Stock of Search held by his spouse. Based upon information obtained from Search, as of the date





Amendment No. 4 to Schedule 13D
    hereof Mr. Levey beneficially owns less than 0.1% of the Common Stock of Search.

         (b) Mr. Levey has the sole power to vote and dispose of 1,300 shares of the Common Stock of Search and shares with his spouse the right to vote and dispose of 5,931 shares of the Common Stock and 6,118 shares of the Preferred Stock of Search.

         (c) In connection with the resolution of certain disputes and litigation between Search and the Reporting Persons, on November 21, 1996, Search paid to the Reporting Persons the sum of $9,000,000 in exchange for all securities of Search owned jointly or severally by the Reporting Persons (other than a nominal number of shares beneficially owned by Mr. Levey) and the settlement and release of all claims between Search and the Reporting Persons. Such amount was paid by Search by delivery to HPI of $4,000,000 in cash and a subordinated promissory note for $5,000,000. Pursuant to such settlement, Mr. Hall and Mr. Levey resigned as directors of Search and the parties entered into a Standstill Agreement precluding the Reporting Persons from taking substantially any actions with respect to Search. (See, Item 6.)

         (d) Not applicable.

         (e) As of November 21, 1996, the Reporting Persons ceased to be the beneficial owners of more than 5% of any class of the equity securities of Search.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Item 6 is amended by deleting the prior response in its entirety and substituting the following therefor:

         In connection with the resolution of certain disputes and litigation between Search and the Reporting Persons, on November 21, 1996, the Reporting Persons entered into a Standstill Agreement with Search pursuant to which the Reporting Persons have agreed that, for a period of five years, they will (i) refrain from substantially all actions directly or indirectly affecting or influencing the securities, management, control, business or assets of Search, (ii) not encourage, commence or participate in any legal proceedings against Search, and (iii) make no public statements regarding Search. In addition to specific performance and other remedies, during the term of the Standstill Agreement Search has the right to purchase for nominal consideration any securities of Search acquired by the Reporting Parties and the Reporting Persons must disgorge to Search any profits from the purchase and resale of any Search securities. Mr. Levey has also agreed to cause the





Amendment No. 4 to Schedule 13D
    disposition of all remaining shares of Search securities beneficially owned by him on or before November 29, 1996.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    The following document is added to the exhibits:

    (6) Standstill Agreement dated November 21, 1996, among Search Capital Group, Inc., Craig Hall, Larry Levey, Hall Financial Group, Inc., Phoenix/Inwood Corporation and Hall Phoenix/Inwood, Ltd.

SIGNATURE:

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 26, 1996

                          HALL FINANCIAL GROUP, INC.



                     By:  /s/ LARRY E. LEVEY
                          ----------------------------------------
                          Larry E. Levey, Senior Vice President

                          PHOENIX/INWOOD CORPORATION



                     By:  /s/ LARRY E. LEVEY
                          ----------------------------------------
                          Larry E. Levey, Vice President

                          HALL PHOENIX/INWOOD, LTD.

                     By:  PHOENIX/INWOOD CORPORATION



                     By:  /s/ LARRY E. LEVEY
                          ----------------------------------------
                          Larry E. Levey, Vice President



                          /s/ CRAIG HALL
                          ----------------------------------------
                          Craig Hall




                          /s/ LARRY E. LEVEY
                          ----------------------------------------
                          Larry E. Levey





Amendment No. 4 to Schedule 13D

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  (6)         Standstill Agreement dated November 21, 1996, among Search Capital
              Group, Inc., Craig Hall, Larry Levey, Hall Financial Group, Inc.,
              Phoenix/Inwood Corporation and Hall Phoenix/Inwood, Ltd.